News release

Bayer AG
Communications
D-51368 Leverkusen
Germany
Tel.: +49 214 30-1
www.news.bayer.com

Bayer offers cash compensation of EUR 89 per Schering AG share

Leverkusen — The Bayer Management Board has offered the Management Board of Schering AG, Berlin, Germany, that the planned domination and profit and loss transfer agreement between Bayer's subsidiary Dritte BV GmbH and Schering shall provide a cash compensation of EUR 89.00 per share with the alternative of an annual guaranteed dividend of EUR 3.62 per share. In accordance with German stock corporation law, the agreement must contain an undertaking by the dominating company to pay fair cash compensation for the acquisition of shares on demand of any Schering stockholder. Alternatively, the agreement must provide for a fair guaranteed dividend for the Schering stockholders.
Auditors KPMG, appointed jointly by Bayer und Schering to evaluate Schering, concluded after completion of its valuation that Schering's value was EUR 87.63 per share, based on the IDW S 1 standard. Also considering the weighted average price of Schering stock over the past three months, KPMG described this value as fair cash compensation. In the opinion of KPMG, the fair guaranteed dividend derived from the company's value is EUR 3.62 per share.
Bayer has decided to make the cash compensation offer of EUR 89.00 more attractive to Schering stockholders than the guaranteed dividend and therefore to offer an amount that exceeds the KPMG valuation. “The remaining Schering stockholders, thus, will have a further opportunity to transfer their shares to Bayer at this attractive price, which has already been paid under our takeover offer” explained Werner Wenning, CEO of Bayer AG. “Moreover, we view the KPMG valuation as further evidence that our takeover offer was realistically calculated and fair to the Schering stockholders,” continued Wenning.
To become effective, the planned domination and profit and loss transfer agreement requires, among other things, approval by the Stockholders' Meeting of Schering AG. Schering stockholders - including Bayer with more than 92 percent of voting rights - will resolve on this proposal at an Extraordinary Stockholders' Meeting of Schering AG to be held in September 2006. The agreement enables Bayer to undertake extensive integration of Schering into the Bayer Group, even if a squeeze out of the minority stockholders in return for cash compensation does not take place in the mid term. Bayer requires 95 percent of Schering's equity stock for such a move.

Leverkusen,	July 26, 2006
fo	(2006-0383E)
Your Contact:
Günter Forneck, Tel.: +49 (0)214/30-50446,
E-Mail: guenter.forneck.gf@bayer-ag.de

Christian Hartel, Tel.: +49 (0)214/30-47686,
E-Mail: christian.hartel.ch@bayer-ag.de
Important information
This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG.
At the time of commencement of the mandatory compensation offer, Dritte BV GmbH will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer and Schering AG will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the mandatory compensation offer.
Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the mandatory compensation offer filed with the SEC when they become available because they will contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents when they become available free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.de.
This press release contains certain forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our reports filed with the Frankfurt Stock Exchange and our reports filed with the SEC (incl. on Form 20-F). Bayer AG and Dritte BV GmbH do not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.